UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________________
FORM 11-K
_________________________________________

(Mark One)
☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______to______

Commission File Number:  001-01011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CVS HEALTH FUTURE FUND 401(k) PLAN
(formerly known as the 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies)

________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS HEALTH CORPORATION

One CVS Drive
Woonsocket, RI 02895

REQUIRED INFORMATION
CVS HEALTH FUTURE FUND 401(k) PLAN
YEARS ENDED DECEMBER 31, 2019 AND 2018

Note:	The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974, but have not been included as they are not applicable:

•	Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)

•	Schedule of Reportable Transactions

•	Nonexempt Transactions

•	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

•	Schedule of Leases in Default or Classified as Uncollectible

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
CVS Health Future Fund 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CVS Health Future Fund 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2008.
Boston, Massachusetts
June 23, 2020

CVS HEALTH FUTURE FUND 401(k) PLAN

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:
Investments at fair value:
Cash	$39,956	$4,841
Mutual funds (Note 2 (b))	5,153,541,092	3,915,933,398
Common stock (Note 2 (b))	2,242,470,849	1,842,032,896
Common collective trust funds (Note 2 (b))	4,040,055,975	3,469,851,984
Total investments at fair value	11,436,107,872	9,227,823,119
Fully benefit responsive investments at contract value:
Guaranteed investment contracts (Note 2 (b))	—	5,197,924
Synthetic guaranteed investment contracts (Note 2 (b))	733,913,470	603,029,028
Security-backed investment contracts (Note 2 (b))	255,140,860	223,787,731
Total fully benefit responsive investments at contract value	989,054,330	832,014,683
Total investments	12,425,162,202	10,059,837,802

Receivables:
Interest and dividends (Note 2 (g))	1,029,693	1,192,391
Notes receivable from participants (Note 4)	230,672,338	224,742,364
Pending securities settlements (Note 2 (f))	5,378,836	7,008,076
Total receivables	237,080,867	232,942,831

Total assets	12,662,243,069	10,292,780,633

Liabilities:
Accrued expenses and other liabilities	(5,284,850)	(5,441,809)

Total liabilities	(5,284,850)	(5,441,809)

Net assets available for benefits	$12,656,958,219	$10,287,338,824

See accompanying notes to financial statements.

CVS HEALTH FUTURE FUND 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Investment activity:
Interest and dividend income (Note 2 (g))	$171,746,303	$154,278,457
Realized and unrealized gains (losses) (Note 2 (g))	2,063,468,055	(788,001,317)
Total investment activity	2,235,214,358	(633,722,860)

Participant loan interest (Note 4)	11,630,000	10,422,864

Contributions:
Employer contributions (Note 1 (c))	310,545,982	290,671,872
Employee contributions (Note 1 (c))	549,703,560	510,167,690
Rollovers	63,454,449	48,937,616
Total contributions	923,703,991	849,777,178

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (c))	783,341,166	840,656,506
Administrative expenses (Note 1 (g))	17,587,788	21,719,690
Total deductions	800,928,954	862,376,196

Net increase (decrease) in net assets for the year	2,369,619,395	(635,899,014)

Net assets beginning of the year	10,287,338,824	10,923,237,838

Net assets end of the year	$12,656,958,219	$10,287,338,824

See accompanying notes to financial statements.

CVS HEALTH FUTURE FUND 401(k) PLAN

Notes to Financial Statements
Years Ended December 31, 2019 and 2018

Note 1 - Plan Description

The following description of the CVS Health (the “Company”) Future Fund 401(k) Plan (the “Plan” or “Future Fund”), formerly the 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies, provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Background
The Plan was established as of January 1, 1989. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Health Corporation, the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed an Administrative Subcommittee (the “Plan Administrator”) and an Investment Subcommittee and delegated certain fiduciary duties and responsibilities to each of the Subcommittees. The Benefit Plans Committee also appointed the Vanguard Group, Inc. as the recordkeeper to assist with administering the Plan (the “Recordkeeper”), effective January 1, 2019, and the Bank of New York Mellon as the trustee (the “Trustee”). The Recordkeeper maintains participant account records and works with the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Administrator.

(b)	Eligibility
Employees are eligible to participate in the Plan upon attainment of age 18, effective January 1, 2019 (previously age 21), with the first payroll following 90 days of service as an employee.

Employees referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	A resident of Puerto Rico;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code (the “Code”);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)	Contributions
Participants may direct the Company to contribute to their accounts a percentage of the eligible compensation that would otherwise be due to them. Percentages can be elected in multiples of 1%, with a minimum participant contribution percentage of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 60% in 2019 or 85% in 2018 of eligible compensation or the maximum elective deferral allowed by the Code, whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $19,000 for 2019 and $18,500 for 2018. All employees that are age 50 or over, before December 31 of the calendar year and who contribute the maximum amount to the Plan (as dollar limit or percentage) are permitted to make additional catch-up contributions. Catch-up contributions may be made up to an additional $6,000 for 2019 and 2018.

Plan participants are eligible to receive Company matching contributions with the first payroll following the completion of one year of service with the Company. One year of service is defined as either:

•	12 months of service, beginning on the participant's employment date, during which the participant completed at least 1,000 hours of service, or

•	1,000 hours of service in the course of any calendar year after the calendar year in which the participant was hired.

The Plan provides a match of 100% up to 5% of an employee’s eligible compensation contributed to the Plan. The maximum annual match per participant was $14,000 for 2019 and $13,750 for 2018.

(d)	Participant’s Account
Each participant’s account is credited with an allocable share of the participant’s selected Plan investments and any unrealized appreciation or depreciation and interest and dividends of those investments, net of administrative expenses.

(e)	Vesting
Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account that they had at the time of the transfer. Participants are always fully vested in and have a non-forfeitable right to (1) their accounts upon retirement, death or disability and (2) any elective deferrals described in Note 1(c) and any rollover amounts they make to the Plan.

(f)	Payment of Benefits
Upon termination of service by a participant, the Recordkeeper pays the participant his or her benefit under one or more options, such as a single lump sum (including a rollover) or in equal annual installments over a period not to exceed the participant’s expected lifetime.

(g)	Administrative Expenses
Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2019 and 2018. Recordkeeping and Trustee’s fees were paid by the Plan for 2019 and 2018.

(h)	Forfeitures
On a participant’s termination date, any unvested portion of the participant’s account is forfeited at the earlier of distribution or five years from the date of termination. The Plan contains certain vesting schedules for Company matching contributions which could lead to forfeited matching contributions if a participant does not satisfy the criteria to vest the contributions on the termination date. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to the extent allowed by law, to reduce future CVS Health contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Health shall contribute the balance required for that purpose.

There were no cash forfeitures restored to participants upon resumption of employment in 2019 or 2018. The forfeitures for each year were applied to the administrative expenses of the Plan and in 2019 were also used to reduce CVS Health contributions to the Plan.

(i)	Investment Options
Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment fund options offered by and subject to the restrictions under the Plan. Participants may modify investment elections daily thereafter, subject to certain trading restrictions. The Plan’s investments are composed of guaranteed insurance contracts, securities of CVS Health, marketable mutual funds, security-backed investment contracts, common collective trusts, and separately managed funds (composed of marketable securities). The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund
This fund was appropriate for those who could keep their money invested for at least 10 years or who were willing to accept a higher level of risk. The fund invested in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and the Alternative Strategy Fund (Blackrock Global Allocation Collective Fund M). This Lifestyle Fund had the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Standard & Poor’s (“S&P”) 500 Index, Morgan Stanley Capital International (“MSCI”) All Country World Index excluding the United States (“MSCI ACWI EX US”) Index, MSCI ACWI Index, Barclays Global Aggregate, and the Russell 2000 Index. This investment was removed as an investment option in the Plan effective January 1, 2019, and any investment therein was replaced with the appropriate Target Date Fund.

Conservative Lifestyle Fund
This fund was appropriate for investors who needed access to their money in less than five years or who wanted to minimize their investment risk. The fund invested in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index and Stable Value. This Lifestyle Fund had the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI ACWI EX US Index. This investment was removed as an investment option in the Plan effective January 1, 2019, and any investment therein was replaced with the appropriate Target Date Fund.

Core Equity Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Standard & Poor's 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The advisor attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

CVS Health Stock Fund
The fund invests in CVS Health common stock to provide participants the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. Contributions to the CVS Health Stock Fund are limited to 20% of eligible compensation.

Diversified Bond Fund
This fund seeks a stable rate of return and capital appreciation through investment in high quality bonds and other debt instruments. Co-Managed by Loomis Sayles (45%), Dodge & Cox (45%), and Vanguard (10%) for CVS Health Future Fund colleagues. Intermediate-term bond portfolios invest primarily in corporate and other investment-grade U.S. fixed-income issues and typically have durations of 3.5 to 6.0 years. These portfolios are less sensitive to interest rates, and therefore less volatile, than portfolios that have longer durations.

Global Equity Fund
The investment seeks long-term growth of capital; future income is a secondary objective. The fund normally invests in stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships. In pursuing its primary investment objective, it invests primarily in common stocks that the investment adviser believes have the potential for growth. In pursuing its secondary objective, the fund invests in common stocks of companies with the potential to pay dividends in the future.

Growth and Income Fund
This fund seeks stocks that reflect value characteristics such as price/earnings and price/book ratios below the market through investment in high dividend yield stocks at discounted valuations. Co-Managed by Columbia Threadneedle (50%), Barrow Hanley (25%), and Mellon Capital (25%) for CVS Health Future Fund participants. Large-value portfolios invest primarily in big U.S. companies that are less expensive or growing more slowly than other large-cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large cap. Value is defined based on low valuations (low price ratios and high dividend yields) and slow growth (low growth rates for earnings, sales, book value, and cash flow).

Inflation-Protected Fund
The investment seeks to provide inflation protection and income consistent with investment in inflation-indexed securities. The fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations. It may invest in bonds of any maturity; however, its dollar-weighted average maturity is expected to be in the range of 7 to 20 years. At a minimum, all bonds purchased by the fund will be rated "investment-grade" or, if unrated, will be considered by the advisor to be investment-grade. This investment was removed as a stand-alone investment option in the Plan effective January 1, 2020.

International Equity Fund
This fund seeks long-term growth of capital through investment in foreign (non-U.S.) equity securities. It also invests in depository receipts and companies located in emerging market countries. Co-Managed by Templeton (30%), American Funds (30%), and Vanguard (40%) for CVS Health Future Fund participants. Foreign large-blend portfolios invest in a variety of Large Cap international stocks. Most of these portfolios divide their assets among a dozen or more developed markets, including Japan, Britain, France, and Germany. These portfolios primarily invest in stocks that have market caps in the top 70% of each economically integrated market (such as Europe or Asia ex-Japan). The blend style is assigned to portfolios where neither growth nor value characteristics predominate. These portfolios typically will have less than 20% of assets invested in U.S. stocks.

International Equity Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe, the Pacific Region, and Canada. The fund employs a “passive management” or indexing-investment approach designed to track the performance of the Financial Times Stock Exchange Group Developed All Cap ex US Index, which includes approximately 3,700 common stocks of companies located in Europe, Australia, Asia, Canada, and the Far East. It attempts to replicate the target index by investing in all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Large Cap Growth Fund
This fund seeks stocks that reflect growth characteristics such as sales and earnings growth above the market through investment in positive momentum stocks and that will continue to beat investor expectations. Co-Managed by Columbus Circle (one-third), T. Rowe Price (one-third), and Mellon Capital (one-third) for CVS Health Future Fund colleagues. Large-growth portfolios invest primarily in big U.S. companies that are projected to grow faster than other large-cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large cap. Growth is defined based on fast growth (high growth rates for earnings, sales, book value, and cash flow) and high valuations (high price ratios and low dividend yields). Most of these portfolios focus on companies in rapidly expanding industries.

Mid Cap Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Center for Research in Security Prices (“CSRP”) US Mid Cap Index, a broadly diversified index of stocks of mid-size U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Moderate Lifestyle Fund
This fund was appropriate for investors who could keep their money invested for at least five years. The fund invested in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This Lifestyle Fund had the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, MSCI ACWI EX US Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index. This investment was removed as an investment option in the Plan effective January 1, 2019, and any investment therein was replaced with the appropriate Target Date Fund.

Small Cap Growth Fund
The investment seeks to provide long-term capital appreciation. The fund invests mainly in the stocks of small companies. These companies are considered by the fund's advisors to have superior growth potential. Also, these companies often provide little or no dividend income.

Small Cap Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of small U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Small Cap Value Fund
The fund seeks long-term growth by investing primarily in stocks of small- to medium-sized companies, which either are believed to offer superior earnings growth or appear to be undervalued. This fund may experience above-average share price volatility. Co-managed by Dimensional Fund Advisors (50%), Sapience Investments (25%), and Vanguard (25%) for CVS Health Future Fund colleagues. Small-blend portfolios favor U.S. firms at the smaller end of the market-capitalization range. Some aim to own an array of value and growth stocks while others employ a discipline that leads to holdings with valuations and growth rates close to the small-cap averages. Stocks in the bottom 10% of the capitalization of the U.S. equity market are defined as small cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate.

Stable Value Fund
The fund’s investment objectives are preservation of principal, consistent returns and a stable credited rate of interest. Managed by Galliard Capital Management, the fund is primarily comprised of highly rated (AA or higher) insurance company and bank investment contracts issued by financial institutions and other eligible stable value investments that seek to provide participants with safety of principal and accrued interest as well as a stable crediting rate. All contract issuers and securities utilized in the portfolio are rated investment grade at time of purchase. Invesco Advisers, Inc. replaced Galliard Capital Management as fund manager effective January 1, 2020.

Target Date Funds
The Target Date Funds seek to provide both income and capital appreciation by investing in multiple asset classes, including stocks, bonds, and cash investments. Target Date Funds provide a diversified exposure to stocks, bonds, and cash for those investors who have a specific date in mind for retirement. These funds aim to provide investors with an optimal level of return and risk, based solely on the target date. These funds invest in other Future Fund investment options and management adjusts the allocation among asset classes to more conservative mixes as the target date approaches, following a preset glide path. A Target Date Fund is part of a suite of funds offering multiple retirement dates to investors. The Plan’s ten Target Date Funds include a Target Date Retirement Fund as well as Target Date Funds in five-year increments (2020-2060).

U.S. Bond Index Fund
The investment seeks to track the performance of a broad, market-weighted bond index. The fund employs an indexing investment approach designed to track the performance of Bloomberg Barclays U.S. Aggregate Bond Index. It invests by sampling the index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key risk factors and other characteristics. The fund invests at least 80% of assets in bonds held in the index. It maintains a dollar-weighted average maturity consistent with that of the index, ranging between 5 and 10 years

Socially Responsible Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of large- and mid-capitalization stocks and invests primarily in securities of companies that meet the fund's environmental, social and governance criteria. The fund employs a passive management or indexing investment approach designed to track the performance of the S&P 500 Index. The index is composed primarily of large- and mid-cap stocks that have been screened for certain social and environmental criteria. The fund attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index.

Note 2 - Summary of Significant Accounting Policies

(a)	Basis of Presentation
The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which include the application of accrual accounting.

(b)	Investment Valuation
The value of the investments held at December 31, 2019 and 2018 are stated at fair value with the exception of the fully benefit responsive investment contracts. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. CVS Health common stock and common stock owned directly in the Small Cap Value Fund, the Growth and Income Fund, and the Large Cap Growth Fund separately managed funds, are valued based upon quoted market prices.

The Plan invests in fully benefit responsive Guaranteed Investment Contracts (“GICs”) and synthetic GICs, and fully benefit responsive security-backed investment contracts. Synthetic GICs are investment contracts issued by an insurance company, or other financial institution, backed by a portfolio of bonds that are owned by the Plan. GICs and security-backed investment contracts are investment contracts issued by an insurance company backed by a portfolio underlying the contract that is maintained separately from the contract issuer’s general assets. Contract value is the relevant measurement attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Common Collective Trust (“CCT”) funds are valued at the net asset value (“NAV”) and reported by the respective funds at each valuation date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(c)	Benefits Paid
Distributions of benefits are recorded when paid.

(d)	Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Accrual Basis of Accounting
The Plan utilizes the accrual basis of accounting.

(f)	Purchases and Sales of Securities
Purchases and sales of securities are made on a trade-date basis. Due to timing of settlements, there may be pending transactions as of the financial statement date that result in a receivable or payable to the Plan.

(g)	Investment Income
Dividend and interest income is recorded when earned. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold as well as held during the year.

(h)	Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are collateralized by the participant’s account balance and bear interest at a market rate (Prime + 1%). If a participant ceases to make loan repayments, the outstanding loan balance will be deemed defaulted and result in a taxable event to the participant.

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the fair value hierarchy consist of the following:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•
Level 2 - Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•
Level 3 - Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

CCT funds: Valued at the NAV and reported by the respective funds at each valuation date.

GICs: These contracts meet the fully benefit responsive investment contract criteria and are reported at contract value.

Security-backed investment contracts and synthetic GICs: These contracts meet the fully benefit responsive investment contract criteria, and the underlying securities, collective funds, and wrapper contracts are reported at contract value.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The market value of CVS Health Common Stock was $74.29 and $65.52 per share at December 31, 2019 and 2018, respectively. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash	$39,956	$—	$—	$39,956
Mutual funds	5,153,541,092	—	—	5,153,541,092
Common stock	2,242,470,849	—	—	2,242,470,849
CCT funds	4,040,055,975	—	—	4,040,055,975
Total investments at fair value	$11,436,107,872	$—	$—	11,436,107,872

Synthetic GICs				733,913,470
Security-backed investment contracts				255,140,860
Total investments at contract value				989,054,330

Total investments				$12,425,162,202

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash	$4,841	$—	$—	$4,841
Mutual funds	3,915,933,398	—	—	3,915,933,398
Common stock	1,842,032,896	—	—	1,842,032,896
CCT funds	3,469,851,984	—	—	3,469,851,984
Total investments at fair value	$9,227,823,119	$—	$—	9,227,823,119

GIC's				5,197,924
Synthetic GICs				603,029,028
Security-backed investment contracts				223,787,731
Total investments at contract value				832,014,683

Total investments				$10,059,837,802

Note 4 - Notes Receivable from Participants

Participants may obtain loans from the Plan utilizing funds accumulated in their accounts. The minimum amount that may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions and direct repayments to the Recordkeeper. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan, except that primary residence loans initiated under the former CareSave plan, which transferred into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years only. Participants may have two loans outstanding at any time, but no more than one primary residence loan. Interest on loans is equal to the Prime Rate as of the prior month-end plus 1%.

Note 5 - Investment Policy

At December 31, 2019 and 2018, most of the Plan’s 401(k)-related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Investment Subcommittee. Notes Receivable repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan was amended and restated as of January 1, 2016. The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 16, 2017, stating that the Plan as amended and restated as of January 1, 2016, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been further amended. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; in May, 2020 the DOL initiated a routine audit for Plan years 2017 to present.

Note 8 - Transactions with Parties-In-Interest

As of December 31, 2019 and 2018, certain Plan investments are investment funds managed by the Plan’s Trustee, The Bank of New York Mellon. The Plan also invests in shares of CVS Health’s common stock and records associated dividend income. Although these transactions qualify as party-in-interest transactions, they are exempt from the prohibited transaction rule under ERISA.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$12,656,958,219	$10,287,338,824
Adjustment from contract value to fair value for certain fully benefit responsive investment contracts	6,995,271	(11,122,961)
Net assets available for benefits per the Form 5500	$12,663,953,490	$10,276,215,863

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2019 and 2018:

	2019	2018
Total additions per the financial statements	$3,170,548,349	$226,477,182
Net change on adjustment from contract value to fair value for certain fully benefit responsive investment contracts	18,118,232	(9,771,134)
Total income per the Form 5500	$3,188,666,581	$216,706,048

Note 10 - Investment Contracts with Insurance Companies

The Plan holds a portfolio of investment contracts which includes a guaranteed investment contract and a portfolio of separate account guaranteed investment contracts and synthetic guaranteed investment contracts. These contracts meet the fully benefit‐responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit‐responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals.

Separate account guaranteed investment contracts and synthetic guaranteed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio may be structured as a fixed income separate account or collective fund. The bond portfolio is either owned by the contract issuer and segregated in a separate account for the benefit of the Plan (separate account guaranteed investment contract) or owned directly by the Plan (synthetic guaranteed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

If the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•	Material amendments to the Plan’s structure or administration;

•	Complete or partial termination of the Plan, including a merger with another plan;

•	The failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
The redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;

•	Changes to competing investment options; and

•	The delivery of any communication to plan participants to influence a participant not to invest in the stable value option.

At this time, the occurrence of any such market value adjustment event is not probable.

Note 11 - Subsequent Events

Aetna Acquisition
On November 28, 2018, CVS Health acquired Aetna Inc. On January 1, 2020, the Company merged the Aetna 401(k) Plan into the Future Fund. The Aetna 401(k) Plan was a participant-directed defined contribution plan covering eligible employees of Aetna Inc., and its subsidiaries. The merger resulted in a transfer of assets of approximately $9.3 billion into the Future Fund effective January 1, 2020, which will be included in the statements of net assets available for benefits as of December 31, 2020 and the statements of changes in net assets available for benefits for the year then ended.

COVID-19
Subsequent to December 31, 2019, the coronavirus disease 2019 (“COVID-19”) pandemic has severely impacted the economies of the U.S. and other countries around the world and the values of investment securities, including the common stock price of the Company and many other companies. As of June 23, 2020, the impact of COVID-19 on the Plan’s statements of net assets and statements of changes in net assets, including with respect to certain COVID-19 related relief that was allowable and offered under the Plan, has not been material.  The impact of COVID-19 on companies and the U.S. and global economies continues to evolve rapidly, and the future effects of COVID-19 on the Plan’s statements of net assets and statements of changes in net assets are uncertain but could be adverse and material.

Future Fund Plan Changes
Effective January 1, 2020, the maximum participant contribution percentage is increased from 60% to 75% of eligible compensation under the Plan.

CVS HEALTH FUTURE FUND 401(k) PLAN

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
Plan Number: 017 EIN 05-0494040

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Small Cap Growth Fund	3,011,501	Vanguard Explorer Fund	Mutual Fund	$292,747,993
Small Cap Index Fund	1,461,953	Vanguard Small Cap Index Fund	Mutual Fund	334,918,787
Mid Cap Index Fund	4,750,484	Vanguard Mid Cap Index Fund	Mutual Fund	1,142,016,389
International Equity Index Fund	61,821,074	Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	1,368,100,413
Inflation-Protected Bond Fund	13,845,016	Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	145,926,465
Socially Responsible Fund	992,140	Large Cap Equity Neuberger Berman	Mutual Fund	21,727,873
Global Equity Fund	13,184,589	American Funds-New Perspective Fund	Mutual Fund	622,971,804
Core Equity Fund	15,311,836	Vanguard Institutional 500 Index Trust Fund	Common Collective Trust Fund	2,205,822,975
U.S. Bond Index Fund	9,788,531	Vanguard Total Bond Market Index Trust Fund	Common Collective Trust Fund	1,094,553,639

CVS Health Common Stock Fund	10,403,941	CVS Health Common Stock	CVS Health Corporation Common Stock	772,908,777
	6,779,053	EB Temporary Investment Fund II	Common Collective Trust Fund	6,779,053
		CVS Health Common Stock Fund Subtotal		779,687,830

	1,909,286	EB Temporary Investment Fund II*	Common Collective Trust Fund	1,909,286

Stable Value Fund			Separately Managed Fund
	18,722,802	Wells Fargo Fixed Income Fund F	Synthetic	$280,491,686
	6,527,813	Wells Fargo Fixed Income Fund J	Synthetic	103,535,032
	10,723,040	Wells Fargo Fixed Income Fund L	Synthetic	147,712,024
	8,131,119	Wells Fargo Fixed Income Fund N	Synthetic	104,510,085
	8,917,416	Wells Fargo Fixed Income Fund Q	Synthetic	104,659,899
	880,897	Metropolitan Life Ins Co. - Short	Security backed contract	99,559,147
	1,285,696	Metropolitan Life Ins Co. - Intermediate	Security backed contract	155,581,713
	53,005,502	EB Temporary Investment Fund II*	Common Collective Trust Fund	52,942,069
		Stable Value Fund Subtotal		$1,048,991,655

Diversified Bond Fund		Loomis Sayles, Dodge & Cox and Vanguard	Separately Managed Fund
	18,627,344	Dodge & Cox Income Fund	Mutual Fund	$261,341,630
	526,456	Loomis Sayles Core Plus Bond Fund I	Mutual Fund	261,195,733
	19,609,289	Vanguard Total Bond Market Index Trust Fund	Common Collective Trust Fund	58,868,355
		Diversified Fund Subtotal		$581,405,718

International Equity Fund		Franklin Templeton, American Funds, and Vanguard	Separately Managed Fund
	2,645,407	American Funds EuroPacific Growth Fund	Mutual Fund	$146,952,384
	9,445,189	Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	146,778,242
	415,078	Vanguard Total International Stock Index Fund	Mutual Fund	49,589,344
	1,433,616	Vanguard International Growth Fund Admiral	Mutual Fund	147,361,413
		International Equity Fund Subtotal		$490,681,383

Small Cap Value Fund		Dimensional Fund Advisors, Sapience Investments, and Vanguard	Separately Managed Fund
	14,000	ARGO GROUP INTERNATIONAL HOLDI	Common Stock	$920,500
	17,400	ASSURED GUARANTY LTD	Common Stock	852,948
	50,390	BANK OF NT BUTTERFIELD & SON L	Common Stock	1,865,438
	18,800	ESSENT GROUP LTD	Common Stock	977,412
	34,630	LIBERTY LATIN AMERICA LTD	Common Stock	668,359
	29,300	CAPRI HOLDINGS LTD	Common Stock	1,117,795
	91,590	DESPEGAR.COM CORP	Common Stock	1,234,633
	19,920	RITCHIE BROS AUCTIONEERS INC	Common Stock	855,564
	109,350	FGL HOLDINGS	Common Stock	1,164,578
	26,430	ADIENT PLC	Common Stock	561,638

	152,460	SAMSONITE INTERNATIONAL SA	Common Stock	1,826,090
	12,300	POPULAR INC	Common Stock	726,375
	113,050	HUNTING PLC	Common Stock	625,110
	70,980	GATES INDUSTRIAL CORP PLC	Common Stock	976,685
	40,630	ACADIA HEALTHCARE CO INC	Common Stock	1,349,729
	19,250	AIR LEASE CORP	Common Stock	917,648
	58,950	ALLEGHENY TECHNOLOGIES INC	Common Stock	1,217,907
	30,755	ALTRA INDUSTRIAL MOTION CORP	Common Stock	1,118,952
	28,550	ARTISAN PARTNERS ASSET MANAGEM	Common Stock	922,736
	84,910	ASCENA RETAIL GROUP INC	Common Stock	650,835
	34,100	BANK OZK	Common Stock	1,040,221
	52,750	BEACON ROOFING SUPPLY INC	Common Stock	1,686,945
	23,100	CATHAY GENERAL BANCORP	Common Stock	878,955
	42,620	DAVE & BUSTER'S ENTERTAINMENT	Common Stock	1,712,045
	275,958	DIEBOLD NIXDORF INC	Common Stock	2,914,116
	77,210	ELF BEAUTY INC	Common Stock	1,245,397
	66,335	EL POLLO LOCO HOLDINGS INC	Common Stock	1,004,312
	15,800	ENPRO INDUSTRIES INC	Common Stock	1,056,704
	51,200	FIRST HAWAIIAN INC	Common Stock	1,477,120
	318,538	FORUM ENERGY TECHNOLOGIES INC	Common Stock	535,144
	25,400	GLACIER BANCORP INC	Common Stock	1,168,146
	28,250	IAA INC	Common Stock	1,329,445
	24,150	INTEGRA LIFESCIENCES HOLDINGS	Common Stock	1,407,462
	96,350	JAGGED PEAK ENERGY INC	Common Stock	818,012
	123,920	KAR AUCTION SERVICES INC	Common Stock	2,721,795
	11,800	MSC INDUSTRIAL DIRECT CO INC	Common Stock	925,946
	30,200	MEDNAX INC	Common Stock	839,258
	135,220	MICHAELS COS INC/THE	Common Stock	1,093,930
	20,800	NATUS MEDICAL INC	Common Stock	686,192
	45,950	NAVIENT CORP	Common Stock	628,596
	14,000	NORTHWESTERN CORP	Common Stock	1,003,380
	54,650	OUTFRONT MEDIA INC	Common Stock	1,465,713
	81,450	PHYSICIANS REALTY TRUST	Common Stock	1,542,663
	63,605	PLANTRONICS INC	Common Stock	1,738,961
	12,960	POST HOLDINGS INC	Common Stock	1,413,936
	19,200	QTS REALTY TRUST INC	Common Stock	1,050,432
	80,950	REDWOOD TRUST INC	Common Stock	1,338,913
	66,650	RESIDEO TECHNOLOGIES INC	Common Stock	795,135
	44,890	RESOURCES CONNECTION INC	Common Stock	733,054
	104,060	SLM CORP	Common Stock	927,175
	24,050	SILGAN HOLDINGS INC	Common Stock	747,474
	26,600	STERICYCLE INC	Common Stock	1,697,346
	63,650	STERLING BANCORP/DE	Common Stock	1,341,742
	17,160	SYNEOS HEALTH INC	Common Stock	1,020,591
	33,050	TREEHOUSE FOODS INC	Common Stock	1,602,925
	16,362	VALVOLINE INC	Common Stock	350,310
	54,500	VIPER ENERGY PARTNERS LP	Common Stock	1,343,970
	18,865	WINTRUST FINANCIAL CORP	Common Stock	1,337,529
	115,590	WPX ENERGY INC	Common Stock	1,588,207
	2,074,107	EB TEMP INV FD*	Common Collective Trust Fund	2,077,640

	1,935,614	VANGUARD EXPLORER VALUE FUND	Mutual Fund	70,920,900

	6,082,473	DFA US Targeted Value Portfolio	Mutual Fund	140,991,734

		Small Cap Value Fund Subtotal		$282,750,403

Growth & Income Fund		Columbia Threadneedle, Mellon Capital and Barrow Hanley	Separately Managed Fund
	162,897	MARVELL TECHNOLOGY GROUP LTD	Common Stock	$4,336,318
	58,605	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	3,423,118
	—	JOHNSON CONTROLS INTERNATIONAL	Common Stock	16,544
	19,057	LINDE PLC	Common Stock	4,057,235

39,026	MEDTRONIC PLC	Common Stock	4,448,574
20,771	WILLIS TOWERS WATSON PLC	Common Stock	4,207,997
28,162	ROYAL CARIBBEAN CRUISES LTD	Common Stock	3,781,021
13,724	CHUBB LTD	Common Stock	2,146,170
59,999	COCA-COLA EUROPEAN PARTNERS PL	Common Stock	3,052,749
76,944	NIELSEN HOLDINGS PLC	Common Stock	1,561,963
23,477	ADVANCE AUTO PARTS INC	Common Stock	3,761,430
20,120	AIR PRODUCTS & CHEMICALS INC	Common Stock	4,751,338
31,661	AMERICAN EXPRESS CO	Common Stock	3,941,478
36,529	AMERICAN INTERNATIONAL GROUP I	Common Stock	1,875,034
12,103	ANTHEM INC	Common Stock	3,655,469
90,317	ARAMARK	Common Stock	3,919,758
62,628	BANK OF NEW YORK MELLON CORP/T	Common Stock	3,152,067
15,725	BERKSHIRE HATHAWAY INC	Common Stock	3,561,713
12,362	BROADCOM INC	Common Stock	3,906,639
43,374	CVS HEALTH CORP	Common Stock	3,222,254
24,445	CHEVRON CORP	Common Stock	2,945,867
94,470	COMCAST CORP	Common Stock	4,248,316
97,462	CORTEVA INC	Common Stock	2,880,977
16,561	DEERE & CO	Common Stock	2,881,818
29,882	DOLLAR GENERAL CORP	Common Stock	4,660,994
45,769	DOMINION ENERGY INC	Common Stock	3,790,589
15,275	DUPONT DE NEMOURS INC	Common Stock	980,655
26,739	EOG RESOURCES INC	Common Stock	2,239,659
55,968	E*TRADE FINANCIAL CORP	Common Stock	2,539,268
84,697	EBAY INC	Common Stock	3,058,409
35,076	EDISON INTERNATIONAL	Common Stock	2,667,442
212,057	ELEMENT SOLUTIONS INC	Common Stock	2,476,826
59,279	ENVISTA HOLDINGS CORP	Common Stock	1,757,030
69,359	EXELON CORP	Common Stock	3,162,077
49,824	FIDELITY NATIONAL FINANCIAL IN	Common Stock	2,259,518
366,673	GENERAL ELECTRIC CO	Common Stock	4,095,595
59,452	HESS CORP	Common Stock	3,971,988
20,829	JB HUNT TRANSPORT SERVICES INC	Common Stock	2,432,411
28,339	JPMORGAN CHASE & CO	Common Stock	3,950,457
40,674	JACOBS ENGINEERING GROUP INC	Common Stock	3,653,745
109,406	JEFFERIES FINANCIAL GROUP INC	Common Stock	2,338,006
645,537	KOSMOS ENERGY LTD	Common Stock	3,679,561
60,251	LENNAR CORP	Common Stock	3,361,403
55,823	LIBERTY PROPERTY TRUST	Common Stock	3,375,059
32,049	LOWE'S COS INC	Common Stock	3,838,188
119,253	MGM RESORTS INTERNATIONAL	Common Stock	3,967,547
128,852	MGM GROWTH PROPERTIES LLC	Common Stock	4,051,107
22,610	MICROSOFT CORP	Common Stock	3,565,597
31,524	MICROCHIP TECHNOLOGY INC	Common Stock	3,301,193
85,115	NAVIENT CORP	Common Stock	1,164,373
254,179	NEW YORK COMMUNITY BANCORP INC	Common Stock	3,055,232
23,497	NORTHERN TRUST CORP	Common Stock	2,512,129
58,394	ORACLE CORP	Common Stock	3,093,714
39,057	OWENS CORNING	Common Stock	2,543,392
113,885	PARSLEY ENERGY INC	Common Stock	2,153,565
29,079	PHILLIPS 66	Common Stock	3,239,691
40,475	QUALCOMM INC	Common Stock	3,571,109
291,369	SLM CORP	Common Stock	2,596,098
111,384	SEAWORLD ENTERTAINMENT INC	Common Stock	3,531,987
43,278	SPIRIT AEROSYSTEMS HOLDINGS IN	Common Stock	3,158,450
23,795	STANLEY BLACK & DECKER INC	Common Stock	3,943,783
28,701	TEXAS INSTRUMENTS INC	Common Stock	3,682,051
58,511	US BANCORP	Common Stock	3,493,692
24,370	UNITED TECHNOLOGIES CORP	Common Stock	3,649,651
14,349	UNITEDHEALTH GROUP INC	Common Stock	4,218,319
34,290	VALERO ENERGY CORP	Common Stock	3,211,259
42,024	WESTINGHOUSE AIR BRAKE TECHNOL	Common Stock	3,269,467

	57,308	WELLS FARGO & CO	Common Stock	3,083,170
				218,081,303

	633,100	BARRICK GOLD CORP	Common Stock	11,769,329
	483,817	TECHNIPFMC PLC	Common Stock	10,373,036
	725,618	AES CORP/VA	Common Stock	14,439,798
	242,233	AMERICAN INTERNATIONAL GROUP I	Common Stock	12,433,820
	159,746	APPLIED MATERIALS INC	Common Stock	9,750,896
	460,469	BANK OF AMERICA CORP	Common Stock	16,217,718
	140,639	BAXTER INTERNATIONAL INC	Common Stock	11,791,174
	195,618	BRISTOL-MYERS SQUIBB CO	Common Stock	12,556,719
	81,262	CIGNA CORP	Common Stock	16,617,266
	131,492	CSX CORP	Common Stock	9,514,761
	70,458	CHEVRON CORP	Common Stock	8,490,894
	180,273	CITIGROUP INC	Common Stock	14,402,010
	592,318	CORNING INC	Common Stock	17,242,377
	220,596	FMC CORP	Common Stock	22,116,955
	894,974	FREEPORT-MCMORAN INC	Common Stock	11,742,059
	196,894	HALLIBURTON CO	Common Stock	4,817,996
	77,204	HONEYWELL INTERNATIONAL INC	Common Stock	13,665,108
	45,730	HUMANA INC	Common Stock	16,786,111
	106,020	JPMORGAN CHASE & CO	Common Stock	14,779,188
	134,668	LOWE'S COS INC	Common Stock	16,127,840
	168,378	MARATHON PETROLEUM CORP	Common Stock	10,144,775
	200,632	METLIFE INC	Common Stock	10,226,213
	234,759	MORGAN STANLEY	Common Stock	12,000,880
	48,098	NEXTERA ENERGY INC	Common Stock	11,647,412
	179,977	PHILIP MORRIS INTERNATIONAL IN	Common Stock	15,499,544
	116,122	QUALCOMM INC	Common Stock	10,245,444
	757,800	QURATE RETAIL INC	Common Stock	6,388,254
	376,000	TERADATA CORP	Common Stock	10,065,520
	189,456	TYSON FOODS INC	Common Stock	17,248,074
	37,569	UNION PACIFIC CORP	Common Stock	6,792,100
	59,796	UNITED TECHNOLOGIES CORP	Common Stock	8,955,049
	280,884	UNUM GROUP	Common Stock	8,190,577
	82,378	VALERO ENERGY CORP	Common Stock	7,714,700
	345,695	VERIZON COMMUNICATIONS INC	Common Stock	21,225,673
	225,219	WELLS FARGO & CO	Common Stock	12,116,782
	433,201	WILLIAMS COS INC/THE	Common Stock	10,275,528
	—	DIVIDENDS RECEIVABLE RECLAIM	Common Stock	3,400
				$444,374,980

	716,998	EB DL NON SL LARGE CAP VALUE STOCK INDEX FUND	Common Collective Trust Fund	222,326,720

	4,490,682	EB TEMP INV FD*	Common Collective Trust Fund	4,503,289

	2,568,659	EB TEMP INV FD*	Common Collective Trust Fund	2,578,380

		Growth & Income Fund Subtotal		$891,864,672

Large Cap Growth Fund		Columbus Circle, T. Rowe Price and Mellon Capital	Separately Managed Fund
	120,000	ABBOTT LABORATORIES	Common Stock	$10,423,200
	115,500	ACTIVISION BLIZZARD INC	Common Stock	6,863,010
	75,816	AKAMAI TECHNOLOGIES INC	Common Stock	6,548,986
	24,700	ALIBABA GROUP HOLDING LTD	Common Stock	5,238,870
	11,863	ALPHABET INC-CL A	Common Stock	15,889,184
	6,293	AMAZON.COM INC	Common Stock	11,628,457
	61,400	APPLE INC	Common Stock	18,030,110
	7,545	CHIPOTLE MEXICAN GRILL INC	Common Stock	6,315,995
	28,000	DEXCOM INC	Common Stock	6,124,720
	119,800	DR HORTON INC	Common Stock	6,319,450
	21,100	EDWARDS LIFESCIENCES CORP	Common Stock	4,922,419

57,600	ESTEE LAUDER COS INC/THE	Common Stock	11,896,704
58,600	FACEBOOK INC	Common Stock	12,027,650
86,038	FIDELITY NATIONAL INFORMATION	Common Stock	11,967,025
56,200	HONEYWELL INTERNATIONAL INC	Common Stock	9,947,400
40,200	JOHNSON & JOHNSON	Common Stock	5,863,974
75,100	JPMORGAN CHASE & CO	Common Stock	10,468,940
68,964	KEYSIGHT TECHNOLOGIES INC	Common Stock	7,077,775
30,100	L3HARRIS TECHNOLOGIES INC	Common Stock	5,955,887
32,100	LAM RESEARCH CORP	Common Stock	9,417,550
25,000	LULULEMON ATHLETICA INC	Common Stock	5,791,750
220,900	MARVELL TECHNOLOGY GROUP LTD	Common Stock	5,880,358
51,731	MASTERCARD INC	Common Stock	15,446,359
111,800	MERCK & CO INC	Common Stock	10,236,408
108,600	MICRON TECHNOLOGY INC	Common Stock	5,840,508
127,600	MICROSOFT CORP	Common Stock	20,122,520
88,300	NIKE INC	Common Stock	8,975,245
34,700	PAYPAL HOLDINGS INC	Common Stock	3,753,499
87,100	PROCTER & GAMBLE CO/THE	Common Stock	10,878,790
35,100	RINGCENTRAL INC	Common Stock	5,920,317
14,800	ROKU INC	Common Stock	1,981,720
27,700	SALESFORCE.COM INC	Common Stock	4,505,128
31,700	SERVICENOW INC	Common Stock	8,949,544
168,100	SNAP INC	Common Stock	2,745,073
97,600	STARBUCKS CORP	Common Stock	8,580,992
37,500	TARGET CORP	Common Stock	4,807,875
79,000	TEMPUR SEALY INTERNATIONAL INC	Common Stock	6,877,740
34,116	THERMO FISHER SCIENTIFIC INC	Common Stock	11,089,747
118,000	TWITTER INC	Common Stock	3,781,900
66,796	VISA INC	Common Stock	12,550,968
37,081	VULCAN MATERIALS CO	Common Stock	5,339,293
75,900	WALT DISNEY CO/THE	Common Stock	11,044,209
45,800	ZIMMER BIOMET HOLDINGS INC	Common Stock	6,866,336
			364,893,585

2,696	ABBOTT LABORATORIES	Common Stock	234,175
23,800	ADVANCED MICRO DEVICES INC	Common Stock	1,091,468
777	AGILENT TECHNOLOGIES INC	Common Stock	66,426
1,149	AIR PRODUCTS & CHEMICALS INC	Common Stock	271,336
13,108	ALEXION PHARMACEUTICALS INC	Common Stock	1,417,630
76,832	ALIBABA GROUP HOLDING LTD	Common Stock	16,296,067
3,455	ALPHABET INC-CL A	Common Stock	4,627,592
14,712	ALPHABET INC-CL C	Common Stock	19,670,238
17,823	AMAZON.COM INC	Common Stock	32,934,052
9,560	AMERICAN INTERNATIONAL GROUP I	Common Stock	490,715
66	AMERICAN TOWER CORP	Common Stock	15,235
299	AMGEN INC	Common Stock	72,080
12,631	ANTHEM INC	Common Stock	3,814,941
32,699	APPLE INC	Common Stock	9,602,061
25,399	APPLIED MATERIALS INC	Common Stock	1,550,355
22,443	APTIV PLC	Common Stock	2,131,412
2,544	ATLASSIAN CORP PLC	Common Stock	306,145
3,019	AUTOMATIC DATA PROCESSING INC	Common Stock	517,487
19,173	BECTON DICKINSON AND CO	Common Stock	5,214,481
25,492	BOEING CO/THE	Common Stock	8,304,274
2,770	BOOKING HOLDINGS INC	Common Stock	5,688,832
500	BOSTON SCIENTIFIC CORP	Common Stock	22,610
196	BROADCOM INC	Common Stock	61,940
3,435	CANADIAN PACIFIC RAILWAY LTD	Common Stock	877,952
26,772	CENTENE CORP	Common Stock	1,683,156
29,567	CHARLES SCHWAB CORP/THE	Common Stock	1,406,207
300	CHIPOTLE MEXICAN GRILL INC	Common Stock	251,133
4,890	CHUBB LTD	Common Stock	764,634
32,383	CIGNA CORP	Common Stock	6,622,000

1,989	CINTAS CORP	Common Stock	535,200
1,351	CITIGROUP INC	Common Stock	107,931
4,788	CONCHO RESOURCES INC	Common Stock	419,285
147	CONSTELLATION BRANDS INC	Common Stock	27,893
2,736	COSTAR GROUP INC	Common Stock	1,636,949
28,436	DANAHER CORP	Common Stock	4,369,191
9,487	DOCUSIGN INC	Common Stock	703,082
28,455	DOLLAR GENERAL CORP	Common Stock	4,438,411
8,193	DOLLAR TREE INC	Common Stock	770,552
8,306	ELECTRONIC ARTS INC	Common Stock	892,978
5,334	EQUIFAX INC	Common Stock	747,400
6,058	EXACT SCIENCES CORP	Common Stock	560,244
117,002	FACEBOOK INC	Common Stock	24,014,661
2,766	FERRARI NV	Common Stock	457,884
44,623	FIDELITY NATIONAL INFORMATION	Common Stock	6,206,613
52,361	FISERV INC	Common Stock	6,054,502
6,625	FLEETCOR TECHNOLOGIES INC	Common Stock	1,906,145
3,626	FORTIVE CORP	Common Stock	276,990
38,524	GLOBAL PAYMENTS INC	Common Stock	7,032,941
1,145	GOLDMAN SACHS GROUP INC/THE	Common Stock	263,270
11,437	HCA HEALTHCARE INC	Common Stock	1,690,503
17,809	HILTON WORLDWIDE HOLDINGS INC	Common Stock	1,975,196
6,501	HONEYWELL INTERNATIONAL INC	Common Stock	1,150,677
9,336	IAC/INTERACTIVECORP	Common Stock	2,325,691
6,013	IHS MARKIT LTD	Common Stock	453,080
23,103	INTERCONTINENTAL EXCHANGE INC	Common Stock	2,138,183
26,488	INTUIT INC	Common Stock	6,938,002
9,355	INTUITIVE SURGICAL INC	Common Stock	5,530,208
516	JPMORGAN CHASE & CO	Common Stock	71,930
2,829	KANSAS CITY SOUTHERN	Common Stock	434,421
6,344	KLA CORP	Common Stock	1,130,310
5,796	L3HARRIS TECHNOLOGIES INC	Common Stock	1,146,855
3,538	LAM RESEARCH CORP	Common Stock	1,037,430
5,983	LINDE PLC	Common Stock	1,273,781
7,771	LULULEMON ATHLETICA INC	Common Stock	1,800,308
10,280	MARRIOTT INTERNATIONAL INC/MD	Common Stock	1,556,700
11,751	MARSH & MCLENNAN COS INC	Common Stock	1,309,179
59,460	MARVELL TECHNOLOGY GROUP LTD	Common Stock	1,582,825
40,923	MASTERCARD INC	Common Stock	12,219,199
7,400	MATCH GROUP INC	Common Stock	607,614
6,540	MAXIM INTEGRATED PRODUCTS INC	Common Stock	402,275
2,057	MICROCHIP TECHNOLOGY INC	Common Stock	215,409
119,243	MICROSOFT CORP	Common Stock	18,804,621
26,384	MORGAN STANLEY	Common Stock	1,348,750
166	MOTOROLA SOLUTIONS INC	Common Stock	26,855
16,972	NETFLIX INC	Common Stock	5,491,630
132	NEXTERA ENERGY INC	Common Stock	31,965
21,359	NIKE INC	Common Stock	2,168,109
3,309	NORFOLK SOUTHERN CORP	Common Stock	642,376
5,485	NORTHROP GRUMMAN CORP	Common Stock	1,886,675
10,571	NVIDIA CORP	Common Stock	2,487,356
3,510	PAYCOM SOFTWARE INC	Common Stock	929,308
55,466	PAYPAL HOLDINGS INC	Common Stock	5,999,757
136	PHILIP MORRIS INTERNATIONAL IN	Common Stock	11,731
4,699	PIONEER NATURAL RESOURCES CO	Common Stock	713,355
8,569	QUALCOMM INC	Common Stock	756,043
9,928	RESTAURANT BRANDS INTERNATIONA	Common Stock	639,509
6,795	ROPER TECHNOLOGIES INC	Common Stock	2,406,993
29,024	ROSS STORES INC	Common Stock	3,378,974
6,506	ROYAL CARIBBEAN CRUISES LTD	Common Stock	873,691
7,937	S&P GLOBAL INC	Common Stock	2,167,198
43,295	SALESFORCE.COM INC	Common Stock	7,041,499
1,700	SEATTLE GENETICS INC	Common Stock	194,242

6,477	SEMPRA ENERGY	Common Stock	987,403
25,326	SERVICENOW INC	Common Stock	7,150,036
1,736	SHERWIN-WILLIAMS CO/THE	Common Stock	1,013,025
19,540	SPLUNK INC	Common Stock	2,926,506
5,394	SPOTIFY TECHNOLOGY SA	Common Stock	806,673
6,000	STATE STREET CORP	Common Stock	477,720
31,664	STRYKER CORP	Common Stock	6,665,747
2,786	SYNOPSYS INC	Common Stock	387,811
43,163	TD AMERITRADE HOLDING CORP	Common Stock	2,145,201
617	TELEFLEX INC	Common Stock	232,263
176,401	TENCENT HOLDINGS LTD	Common Stock	8,469,012
4,173	TEXAS INSTRUMENTS INC	Common Stock	535,354
13,635	THERMO FISHER SCIENTIFIC INC	Common Stock	4,432,193
9,114	TJX COS INC/THE	Common Stock	556,501
16,791	TRIP.COM GROUP LTD	Common Stock	563,170
6,388	UNION PACIFIC CORP	Common Stock	1,154,887
22,434	UNITED AIRLINES HOLDINGS INC	Common Stock	1,976,211
218	UNITED PARCEL SERVICE INC	Common Stock	25,519
24,558	UNITEDHEALTH GROUP INC	Common Stock	7,219,561
2,700	VEEVA SYSTEMS INC	Common Stock	379,782
28,437	VERTEX PHARMACEUTICALS INC	Common Stock	6,226,281
5,518	VF CORP	Common Stock	549,924
73,387	VISA INC	Common Stock	13,789,417
11,731	VMWARE INC	Common Stock	1,780,649
3,854	WELLCARE HEALTH PLANS INC	Common Stock	1,272,629
17,287	WILLIS TOWERS WATSON PLC	Common Stock	3,502,173
22,847	WORKDAY INC	Common Stock	3,757,189
7,353	WYNN RESORTS LTD	Common Stock	1,021,111
1,049	XILINX INC	Common Stock	102,561
3,543	YUM! BRANDS INC	Common Stock	356,886
4,303	ZOETIS INC	Common Stock	569,502
			$373,452,066

—	Cash	Cash	39,950
1,416,997	EB TEMP INV FD*	Common Collective Trust Fund	1,419,168
9,876,787	EB TEMP INV FD*	Common Collective Trust Fund	9,886,670
1,419,746	EB DL NON SL LARGE CAP GROWTH	Common Collective Trust Fund	376,388,749

	Large Cap Growth Fund Subtotal		$1,126,080,188

—	Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	$230,672,338

	Total Assets Held in the Plan		$12,662,829,811

*Party-in-interest
**Represents fair value for all investments with the exception of GICs and security-backed investment contracts where Current Value represents contract value.

Exhibits

Exhibits to this Form 11-K are as follows:

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CVS HEALTH FUTURE FUND 401(k) PLAN

Date:	June 23, 2020	By:	/s/ EVA C. BORATTO
Eva C. Boratto
Executive Vice President and Chief Financial Officer